Exhibit 1

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                              For Immediate Release

                          VISIBLE GENETICS INC. CLOSES
                     $15.1 MILLION PRIVATE EQUITY FINANCING

Toronto, Canada (November 20, 1998) Visible Genetics Inc. (Nasdaq: VGIN) announced today that it has closed a private placement of 1.53 million common shares at US$9.875 per share, for total proceeds of US$15.1 million. Cruttenden Roth Incorporated of Irvine, California served as sole placement agent for the offering, which was placed with US institutional investors. The per-share price represents an approximate 3% discount to Visible Genetics' average closing price over the 60 trading days prior to November 15, 1998, the date the offering was priced.

Concurrent with the closing of the private placement, the Company filed a shelf registration statement with the Securities and Exchange Commission covering the shares issued in the private placement.

Visible Genetics Inc. manufactures and markets high performance automated DNA sequencing systems and complete diagnostic kits for the analysis of genes linked to disease.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.